LAW OFFICES OF
DERENTHAL & DANNHAUSER LLP
LAKE MERRITT PLAZA
1999 HARRISON STREET, 26TH FLOOR
OAKLAND, CALIFORNIA 94612
(510) 350-3070
FACSIMILE: (510) 834-8309

April 2, 2014

VIA EDGAR

Geoff Kruczek,
Attorney-Advisor
Office of Mergers and Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:         WNC Housing Tax Credit Fund IV, L.P., Series 2 (“Issuer”)
Amendment No. 1 to Schedule 13E-3
Filed March 12, 2014
File No. 005-49787

Revised Preliminary Schedule 14A
Filed March 12, 2014
File No. 000-28370

Dear Mr. Kruczek:

I am writing in response to your letter of March 28, 2014 regarding the above-referenced filings. The responses below are numbered to correspond to the numbering system in your letter.

This letter includes proposed changes to the disclosure to be included in the definitive Schedule 14A. The filing persons intend to incorporate these changes into the definitive materials to be filed, concurrently with a further amendment to the Schedule 13E-3.

The filing persons intend to file and distribute definitive consent solicitation materials on April 8, 2014.

1.  Please be advised that the following will be inserted at page 7 prior to the paragraph beginning “The Proposal consists of…”

“At the time of its preparation and distribution, the MGP determined that the 2012 Solicitation itself was not a first step in or otherwise undertaken in furtherance of a Rule 13e-3 transaction. The staff of the Securities and Exchange Commission have indicated that they are unable to agree with this

Geoff Kruczek,
Attorney-Advisor
April 2, 2014

position. Inasmuch as the MGP did not prepare the 2012 Solicitation with a view to compliance with Rule 13e-3, the authorizations solicited under the 2012 Solicitation consequently resulted in the approval of the Partnership’s Plan of Liquidation and Dissolution without certain disclosures required by Rule 13e-3 and corresponding Schedule 13E-3 having been provided.”

Please contact the undersigned if you have any further questions or comments in this regard.

                         Very truly yours,

                         /s/ Paul G. Dannhauser

                         Paul G. Dannhauser

cc:     David N. Shafer, Esq.